THIRD AMENDMENT

TO THE STONE RIDGE TRUST

SECOND AMENDED AND RESTATED CUSTODY AGREEMENT

THIS THIRD AMENDMENT, dated as of February 4, 2022, to the Second Amended and Restated Custody Agreement, dated as of September 24, 2020 (the “Agreement”), is entered into by and between STONE RIDGE TRUST, a Delaware statutory trust (the “Trust”) on behalf of each of its series (each a “Fund” and collectively the “Funds”) and U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America (the “Custodian”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to allow for other custodians for certain Fund assets; and

WHEREAS, Article XV, Section 15.02 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties hereby amend the Agreement as follows:

1.	Section 2.01 of the Agreement is amended by deleting it in its entirety and replacing it with the following:

2.01 Appointment. The Trust hereby appoints the Custodian as custodian of all Securities and cash (other than any Pledged Securities) owned by or in the possession of each Fund and delivered to the Custodian at any time during the period of this Agreement, on the terms and conditions set forth in this Agreement, and the Custodian hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The Trust hereby delegates to the Custodian, subject to Rule 17f-5(b), the responsibilities with respect to each Fund’s Foreign Securities that are delivered to the Custodian at any time during the period of this Agreement, and the Custodian hereby accepts such delegation as foreign custody manager with respect to the Fund. The services and duties of the Custodian shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against the Custodian hereunder. For the avoidance of doubt, with prior written notice to the Custodian, the Fund may appoint or use more than one custodian notwithstanding any express or implied provision to the contrary in this Agreement.

2.	Section 3.04 of the Agreement is amended by deleting it and replacing it in its entirety with the following:

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3.04        Delivery of Assets to Custodian. The Trust shall deliver, or cause to be delivered, to the Custodian certain of the Fund’s Securities, cash and other investment assets, including: (i) payments of income, payments of principal and capital distributions received by a Fund with respect to such Securities, cash or other assets owned by the Fund at any time during the period of this Agreement; and (ii) all cash received by a Fund for the issuance of Shares. The Custodian shall not be responsible for such Securities, cash or other assets unless and until actually received by it and the Custodian shall not be responsible for any Pledged Securities upon their pledge and transfer to an Eligible Options Broker, until any such Pledged Securities are returned to the Custodian. For the avoidance of doubt, and notwithstanding any express or implied provision to the contrary in this Agreement, the Custodian shall not be responsible for (and the provisions of this Agreement shall not apply to) any Securities, cash, or other assets held by the Fund at another custodian or otherwise not delivered to the Custodian.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

STONE RIDGE TRUST, on behalf of each of the Funds individually and not jointly		U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Anthony Zuco	By:	/s/ Michael D. Barolsky

Name:	Anthony Zuco	Name:	Michael D. Barolsky

Title:	Treasurer	Title:	Senior Vice President

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